Exhibit (A)(5)(a)

The following are excerpts from the transcript of Danaher Corporation’s first quarter 2012 earnings call on April 19, 2012:

Larry Culp – Danaher Corp – President and CEO:

We remain active and optimistic on the M&A front. As you saw last week, we announced the pending acquisition of X Rite, a global leader in color measurement. Even after closing X-Rite and three other deals in the quarter, we expect to have approximately $5 billion of M&A capacity over the next two years.

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As I mentioned earlier, last week we announced a merger agreement with X-Rite. Headquartered in Grand Rapids, Michigan, X Rite manufactures, markets and supports innovative color solutions through measurement systems, software, color standards and services. The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close in the second quarter of 2012. The acquisition is expected to be dilutive to EPS by approximately $0.03 in 2012 and $0.04 accretive in 2013. We’re excited by the strategic opportunities that lie ahead for Esko and X-Rite and I look forward to sharing more in the coming months.

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We are initiating second quarter diluted EPS from continuing operations guidance of $0.76 to $0.81, which includes approximately $0.01 of anticipated dilution from the pending X-Rite acquisition. The second quarter earnings per share guidance assumes 3-5% core revenue growth. We are narrowing our full year diluted EPS guidance from $3.20 to $3.35 to $3.25 to $3.35, which includes $0.03 of anticipated dilution from X-Rite.

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Deane Dray – Citigroup – Analyst

On X-Rite, I was hoping you could walk through the value proposition of this business, both from the color brand management, but also a bit more on the technologies. If I’m not mistaken, there’s some overlaps with — of all businesses, Hach in the photo spectrometer side.

Larry Culp – Danaher Corp – President and CEO

Deane, you’re absolutely right. We actually were once in the color business back in the old days with Dr. Lange. Both Lange and Hach used similar photometric technology to glean the results that their instruments produced. So, it’s a space that we know for a long time. I think that with X-Rite — or, excuse me, with ESKO, our perspective on X-Rite really evolved from it being an attractive opportunity, one, that just made a ton of sense. It was the number one company atop the ESKO funnel.

I think from a value prop perspective for shareholders, I think we’d say that this is an attractive $600 million adjacency to what we do within product identification, good underlying growth. I think the company clearly is the market leader here; they have a strong 3 to 4 times share lead on competition, two great brands in both X-Rite and Pantone. I think you see all that play out both in the 60% gross margins and the 20% operating margins. I think the deal economics are such that we should hit that double-digit return within three years, probably do better than that as we have at ESKO. So, in terms of the space, the company, the deal — we like that.

What X-Rite enables us to do is basically help brand managers throughout their entire supply chain from the time they conceive the packaging for a new soda or a new tube of toothpaste, all the way until that packaging is manufactured and sent into the distribution network to not only manage the packaging thoughtfully often in a digital frame, but now add to that the key element of color management. So, whether you talk to a Unilever, a Proctor, a Coke, they see this as a fundamental challenge and opportunity in their business not only with respect to cost savings because they’ll often have literally scores of versions of a white, a red, a yellow, but also the complexity as their businesses have globalized in keeping those brand standards up to the global standard.

So, we’re off to a great start with ESKO. As you well know, this has been a strong grower for us from the get-go, and I think the opportunity to partner with X-Rite is going to be another good addition to Danaher, but also turbo charge what we’re doing in product ID going forward.

Notice to Investors

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of X-Rite common stock is being made pursuant to a tender offer statement on Schedule TO filed by Danaher with the Securities and Exchange Commission (SEC) on April 17, 2012, as amended through the date of this release. X-Rite has filed a solicitation/recommendation statement with the SEC on Schedule 14D-9 with respect to the tender offer on April 17, 2012, as amended through the date of this release. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before making any decision to tender securities in the tender offer. X-Rite’s stockholders may obtain a free copy of these materials (and all other tender offer documents filed with the SEC) on the SEC’s website: www.sec.gov. The Schedule TO (including the offer to purchase and related materials), and the Schedule 14D-9 (including the solicitation/recommendation statement) may also be obtained for free by contacting Okapi Partners LLC, the information agent for the tender offer, at (855) 305-0856.